

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

Stephen P. Carey
Senior Vice President, Finance and Chief Financial Officer
ANI Pharmaceuticals, Inc.
210 Main Street West
dette , Minnesota 56623

Re: ANI Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 15, 2022
Form 8-K furnished August 8, 2022
File No. 001-31812

Dear Stephen P. Carey:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished August 8, 2022

Non-GAAP Financial Measures, page 6

1. Your non-GAAP reconciliation includes an adjustment for the Impact of Canada operations. You disclose that you intend to consolidate manufacturing operations and cease operations at your Oakville, Ontario, Canada manufacturing. You also state that you plan to support future growth and continue serving customers through your remaining facilities. Please tell us why you believe the adjustment for operational synergies is consistent with Question 100.01 of the Division's Compliance & Disclosure Interpretations ("C&DI") on Non-GAAP Financial Measures.

2. We acknowledge that you state in footnote 3 that beginning in 2022, you no longer adjust for "Cortrophin pre-launch charges and sales and marketing expenses" in arriving at Adjusted non-GAAP EBITDA. However, we note that you continue to include the

adjustment in prior periods. Since it appears that these costs fall under C&DI Question 100.01, please confirm you will eliminate the adjustment in future filings or tell us why you believe it is appropriate to continue to adjust for these normal cash operating costs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences